# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hancock Park Corporate Income, Inc., CIK 0001661306
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 222 W. Adams Street, Suite 1850, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001960696

## Reporting persons
- Orchard First Source Asset Management Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 74,084; shared voting power 0; sole dispositive power 74,084; shared dispositive power 0; aggregate amount beneficially owned 74,084 (5.02% of the class)

## Item 1. Issuer
Name of issuer: Hancock Park Corporate Income, Inc.
Address of issuer's principal executive offices: 222 W. Adams Street, Suite 1850, Chicago, Illinois 60606

## Item 2. Person Filing
Name of person filing: Orchard First Source Asset Management Holdings, LLC
Address of principal business office or, if none, residence: 222 W. Adams Street, Suite 1850, Chicago, Illinois 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 74,084
Percent of class: 5.02
Sole power to vote or to direct the vote: 74,084
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 74,084
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Orchard First Source Asset Management Holdings, LLC: /s/ Bilal Rashid, Chief Executive Officer & President (08/17/2026)